May 16, 2014

Geoff Kruczek
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: FSP Galleria North Corp., Schedule TO-T filed May 7, 2014 by MacKenzie Capital Management, LP
SEC File No. 005-84200

Dear Mr. Kruczek:

Thank you for your letter dated May 16, 2014, regarding our recent Schedule TO-T.

1.  Confirmed.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.
Please let me know if you have any questions or further comments.

Very Truly Yours,

Chip Patterson

Managing Director and General Counsel